SIGNET

James A. Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



October, 20 2006

RE:               SIGNET GROUP PLC
                  FORM 20-F FOR FISCAL YEAR ENDED JANUARY 28, 2006 FILE NO. 001-32349

Dear Mr. Allegretto,

Thank you very much for your letter dated September 28, 2006 setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Form 20-F (the "2005 Form 20-F") for the fiscal year ended January 28, 2006 of Signet Group plc (the "Company").

Please find attached the Company's responses to the comments raised in your letter. To facilitate the Staff's review, the Company has reproduced the captions and numbered comments from the Staff's comment letter below in italics. The Company's response follows each comment.

General
-------

1. Please note the commission file number to be used in future filings should be 001-32349.

Noted.

Operating and Financial Review, page 3
--------------------------------------

2. In future filings, please disclose how like for like sales are determined. We note your definition on page 122 which states like for like sales are same store sales at constant exchange rates. Please clarify how same store sales are determined. In this regard, please disclose how you treat stores opened, stores closed and stores remodeled or relocated during the periods in determining your like for like sales.

The Company confirms that it will include a definition of like for like sales in future filings, as set out below:

"Like for like sales are determined by comparison of sales in stores that were open in both the current and the prior year. Sales from stores that have been open for less than 12 months are excluded from the comparison until their 12-month anniversary. Sales from the 12 month anniversary onwards are compared



                            SIGNET GROUP PLC, 15 Golden Square, London , W1F 9JG
                                          Tel: 020 7317 9700  Fax: 020 7734 1452
                                             Registered in England number 477692

                                                                   SIGNET


against the equivalent prior period sales within the like for like sales comparison. Stores closed in the current financial period are included up to the date of closure and the comparative period is correspondingly adjusted. Stores that have been relocated, but remain within the same local geographic market, are included within the comparison with no adjustment to either the current or comparative period. Stores that have been refurbished are also included within the comparison except for the period when the refurbishment is taking place, when those stores are excluded from the comparison both for the current year and for the comparative period. Comparisons at divisional level are made in local currency and consolidated Group comparisons are made at constant exchange rates and exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the weighted average exchange rate for the current period."

3. We note your presentation throughout your filing of changes in various financial statement amounts and other information at constant exchange rates. We see your disclosure of why you use these non-GAAP measures and your reconciliation of these non-GAAP measures to the most directly comparable GAAP measure on page 27. In future filings, please include a cross-reference to these disclosures at each place in your filing where you are presenting such measures. Refer to Item 10(e) of Regulation S-K.

The Company confirms that it will include these cross-references in future filings.

4. In future filings, please provide a discussion of the reasons for changes in administrative expenses.

The Company will provide this discussion in future filings.

Controls and Procedures, page 43
--------------------------------

5. We note your statement that your controls "are designed to provide only reasonable, not asbolute, assurance that the objectives of this control system are met". We further note your statement that "It should be noted that while the Group Chief Executive and Group Finance Director conclude that its disclosure controls and procedures are effective to provide a reasonable level of assurance, they recognise such disclosures controls cannot eliminate all error and fraud". It appears that in their conclusion, your principal executive officer and principal financial officer concluded that your controls and procedures are effective. In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. You should make the reasonable assurance level of their conclusions clear in the actual effectiveness conclusion rather than in a separate sentence or paragraph. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC

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                                                                   SIGNET


         Release No.33-8238, available on our website at http:/www.sec.gov/rules/final/ee.8238.htm.

In future filings, the Company will:

         o Revise the description of the Company's disclosure controls so that it reads in pertinent part:

                          "The disclosure control procedures aim to provide reasonable assurance that any information disclosed by the Group is recorded, processed and summarised appropriately. The procedures are also designed to provide reasonable assurance that information is accumulated and communicated to management to allow timely decisions to be made regarding required disclosure."

         o        Revise the effectiveness conclusion to read as follows:

                          "Based on their review of the Group's disclosure controls and procedures, as of the end of the period covered by this Annual Report & Accounts, the Group Chief Executive and Group Finance Director have concluded that the Group's current disclosure controls and procedures are effective to provide reasonable assurance that information regarding the Group is recorded, processed, summarised and reported and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure."

         o Delete the last paragraph under "Internal controls" in the 2005 Form 20-F.

Item 17. Financial Statements, page 65
--------------------------------------

Report of Independent Registered Public Accounting Firm, page 65
----------------------------------------------------------------

6. We note that the report of KPMG Audit Plc was issued in London. In future filings, please revise to also disclose the country where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

In future filings, the auditors will include a reference to the country where the report was issued, in their report.

                                                                   SIGNET


Notes to the Accounts
---------------------

7. We note that a significant percentage of your sales are credit sales and that a number of your programs offer interest-free financing. We also note that interest income from the credit sales is reflected in other operating income. Please tell us how you account for the interest-free financing and reference the relevant accounting literature in your response.

In the U.S., interest-free financing is only offered over 3-month and 12-month terms. Both the period over which credit is offered and the extent of credit offered has been consistent over several years. Such programs are only offered to qualifying customers for purchases above a particular price. For the 12-month program, a 20% down payment is required together with a minimum monthly payment which may shorten the repayment period. The Company has tested the average repayment term for the 12-month program and, on the basis of the samples tested, the average repayment term is significantly less than 12 months. Additionally, for specific customers, a limited 18-month repayment program is offered. Under this program a 20% down payment is required and repayments are only interest free for the first 12 months. For the final 6 months of these arrangements, interest is charged. The actual experience of this program is that full repayment is made, on average, over a period of less than one year. The Company periodically tests the average repayment term for this program to monitor that it remains less than one year.

The Company recognizes the revenue for items purchased under interest-free financing terms, without discounting, at the time of sale. IAS 18 paragraph 11 notes that there may be circumstances where the inflow of consideration is deferred and such arrangements may constitute a financing transaction. As noted above, the average interest-free period extended is significantly less than one year and the Company therefore considers that no discounting is required under IAS 18 paragraph 11. The Company has, in line with recommended interpretation, also considered the more specific guidance provided under U.S. GAAP as set out below.

As these sales occur in the ordinary course of business and collection is reasonably assured, the Company believes the sale is complete at the date of the transaction and therefore revenue recognition is appropriate at that time. In determining this approach the Company has followed the guidance in APB Opinion No. 10, paragraph 12. The Company has also considered the guidance in APB Opinion No. 21, paragraph 3(a) which exempts from the scope of this standard, transactions with customers in the normal course of business under customary trade terms for which the interest-free period does not exceed one year.

In the U.K., interest-free programs are available for purchases above a particular price. The receivables for the interest-free programs are sold at a discount and are administered by an unaffiliated company. The sale of the product and the discount are accounted for contemporaneously.

                                                                   SIGNET


Note 1. Principal accounting policies, page 70
----------------------------------------------

8. You state the financial statements are prepared in accordance with IFRS as adopted by the European Union and that the differences between those standards and the standards adopted by the International Accounting Standards Board are not material to the Group. You also state that IFRS is subject to interpretive guidance and change. Please confirm that your financial statements comply with all the requirements of IFRSs and that you will include an explicit and unreserved statement of such compliance in future filings. Reference is made to IAS 1, paragraph 14.

The Company confirms that its financial statements for the two years ended January 28, 2006 comply with all the requirements of IFRSs as adopted by the European Union. The Company will include an explicit and unreserved statement of compliance with IFRS as adopted by the European Union in future filings.

Note 1.(b) Consolidation, page 70
---------------------------------

9. We note that your consolidation policy is based on control, which is defined as existing when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. You say that in assessing control, potential voting rights that are currently exercisable or convertible are taken into account. We note that you have not addressed differences between your consolidation policy under IFRS and U.S. GAAP. Please tell us the nature of any differences between consolidation under IFRS and under U.S. GAAP that materially affect your financial statements. Refer to SFAS 94 and FIN 46.

The IFRS principal accounting policy on consolidation, as detailed on page 70 of the 2005 Form 20-F, is based on control, which is defined as when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In "Note 31:
Summary of differences between IFRS and U.S. generally accepted accounting principles" on pages 103 to 106 of the 2005 Form 20-F, the Company noted that the special purpose entity that holds the securitized customer receivables has not been consolidated under U.S. GAAP as the transaction qualifies for off-balance sheet treatment as a transfer of financial assets in accordance with SFAS 140.

As of February 3, 2007, these customer receivables will no longer be securitized, and hence will be included in the U.S. GAAP consolidation in the 2007 Form 20-F filing. Additionally, the Company confirms that the consolidation requirements of SFAS 94 and FIN 46 do not result in a difference in consolidation for the Company between IFRS and U.S. GAAP. All of the entities currently consolidated by the Company under IFRS are also consolidated under SFAS 94.

In future filings, a separate disclosure paragraph will be included in "Note 31:
Summary of differences between IFRS and U.S. generally accepted accounting principles" which will comment on differences in consolidation basis between the IFRS and U.S. GAAP consolidations, or include an affirmative statement on their equivalence.

                                                                   SIGNET


Note 1.(j) Vendor Contributions, page 72
----------------------------------------

10. We note that vendor contributions received in respect of identifiable promotional events are matched against the costs of these promotions. If these costs and related vendor contributions are not included in costs of sales under IFRS or under U.S. GAAP, please disclose the amount of such contributions and the line item in your financial statements where the vendor allowances are included. Refer to EITF 01-9.

These costs and related vendor contributions are included in costs of sales under IFRS and U.S. GAAP.

Note 30. Adoption of IFRS, page 99
----------------------------------

11. Please clarify for us the adjustments made to deferred income, trade payables and inventory on the balance sheet for revenue recognition.


IFRS adjustments for revenue recognition

Inventory                                                         2005
---------
                                                                (pound)m

U.K. Jewelry division deposits                                    (0.4)
                                                                  -----

Prior to the implementation of IFRS, where goods sold in the U.K. were paid for by installments, a small element of revenue was taken prior to the final delivery of goods to the customer. On conversion to IFRS, this policy was amended such that no revenue is taken prior to final delivery to the customer.


Trade & other payables - current liabilities                      2005
--------------------------------------------
                                                                (pound)m

Returns provisions - revenue recognition                          (5.6)

Voucher promotions - revenue recognition                          11.4

Leases                                                            (2.0)

                                                                  -----
Total fiscal 2006 adjustment disclosed in the 20-F                 3.8
                                                                  -----


The Company has not historically made provisions for sales returns as the impact on profit and on net assets has not been material. The Company has revised its policy on adoption of IFRS and now recognizes such a provision. This adjustment

                                                                   SIGNET


was reflected as a current year adjustment to the income statement in the IFRS to U.S. GAAP reconciliation.

Prior to the adoption of IFRS, the Company provided within cost of sales for the fair value element of voucher promotions that represented an inducement to enter into a future transaction. On conversion to IFRS this is now presented as a deferral of revenue, the deferral being released as the vouchers are redeemed. This is now consistent with the treatment under U.S. GAAP.

The `leases' adjustment represents the conversion under IFRS to a straight-line basis of accounting for lease payments for those leases incorporating pre-determined rent increases. This is now consistent with the treatment under U.S. GAAP.


Deferred income - current liabilities                             2005
-------------------------------------
                                                                (pound)m

Voucher promotions - revenue recognition                          (11.4)
                                                                  ------

As the fair value of the future benefit to the customer is taken as a deferral of revenue this is presented on the balance sheet as deferred income rather than as trade & other payables.

Note 31. Summary of differences between IFRS and U.S. generally accepted accounting principles, page 103
------------------------------------------------------------------------

12. We note you have prepared your financial statements using IFRS as adopted by the European Union. Please expand your disclosure to indicate whether the audited reconciliation is to IFRS as published by the IASB or as adopted by the European Union. Either provide an audited reconciliation from IFRS as adopted by the European Union to IFRS as published by the IASB as required by Instruction G(i) of Form 20-F, or make an affirmative statement that there are no differences between your application of IFRS as adopted by the European Union and IFRS as published by the IASB.

The Company confirms that the audited reconciliation between IFRS and U.S. generally accepted accounting principles is to IFRS as adopted by the European Union. For the two years ended January 28, 2006, the Company also confirms that there are no differences between its application of IFRS as adopted by the European Union and IFRS as published by the IASB. In future filings, the Company will make an affirmative statement of compliance with IFRS as adopted by the European Union, as required by IAS 1 as adopted by the European Union, and clarify that the IFRS as referred to in the reconciliation to U.S. GAAP is IFRS as adopted by the European Union.

                                                                   SIGNET


Note 31. Summary of differences between IFRS and U.S. generally accepted accounting principles, page 103
------------------------------------------------------------------------

Earnings per share ("EPS")/ADS
------------------------------

13. In future filings, please disclose the relationship between ordinary shares and ADSs.

In future filings the Company will include in this section the statement: "Each ADS represents ten ordinary shares."

Selected Financial Data, page 118
---------------------------------

14. In future filings, please revise to disclose dividends declared per share. Refer to Item 3.A. of Form 20-F.

  The Company will disclose dividends declared per share in future filings.

In responding to these comments, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise in connection with this response letter, please contact the undersigned at 011-44-870-909-0301 or Michael Brady of Weil, Gotshal & Manges, at 011-44-207-903-1071. You may also address queries to Matthew Lewis of KPMG in London at 011-44-207-311-1000.


                                                     Sincerely,

                                                     /s/ Walker Boyd

                                                     Walker Boyd
                                                     Group Finance Director
                                                     Signet Group plc

cc     Michael Brady, Weil, Gotshal & Manges
       Matthew Lewis, KPMG